December 4, 2025

Daniel S. Perotti
Chief Financial Officer
PennyMac Mortgage Investment Trust
3043 Townsgate Road
Westlake Village, CA 91361

        Re: PennyMac Mortgage Investment Trust
            Form 10-K for the fiscal year ended December 31, 2024
            File No. 001-34416
Dear Daniel S. Perotti:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction